

August 20, 2024

Jiaqi Hu
Chief Executive Officer
Julong Holding Ltd
Room 2009, Building A, Times Fortune World
No.1 Hangfeng Road, Fengtai District
Beijing, China 100070

> **Re: Julong Holding Ltd**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted July 30, 2024**
> **CIK No. 0002007846**

Dear Jiaqi Hu:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

General

1. Please revise to restore the word "unique" when referring to the risks of your structure to investors on the cover page and on page 4, and delete the newly-included word "directly" where you state that investors may never hold equity interests in your operating subsidiaries on the cover page and on page 4. In this regard, such revisions relate to legal and operational risks to investors associated with the fact that you operate in the PRC. It is unclear to us that there have been changes in the regulatory environment in the PRC since the last draft registration statement that was submitted on June 14, 2024 warranting revised disclosure that mitigates the challenges you face and related disclosures. Further, the Sample Letters to China-Based Companies sought specific disclosures relating to the risks associated with the structure of your business, including that your "structure involves

unique risks to investors" and that "investors may never hold equity interests" in your Chinese operating entities. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty.

2.   We note your statement on the cover page and on pages 1 and 4 that "cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, or our PRC subsidiaries...." Please revise to include all of your subsidiaries, as opposed to only your "PRC subsidiaries."

Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yang Ge